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             [Greenberg Glusker Fields Claman & Machtinger LLP]



                                July 14, 1998



Angeles Mortgage Investment Trust
340 North Westlake Blvd.
Suite 230
Westlake Village, CA  91362
Attn:  Ronald J. Consiglio, President


Ladies and Gentlemen:

     In connection with the proposed merger of Angeles Mortgage Investment Trust ("AMIT") with and into Insignia Properties Trust ("IPT"), you have requested us to express our opinion as to whether AMIT is organized and is operating in conformity with the requirements for qualification as a "real estate investment trust" for federal income tax purposes.

     We have acted as special counsel to AMIT with respect to the proposed merger with IPT. In connection with rendering this opinion, we have examined copies of (1) AMIT's Declaration of Trust entered into as of September 1, 1988, as amended by the First Amendment to Declaration of Trust dated as of April 27, 1990 (collectively, the "Declaration of Trust"); (2) Trustee's Regulations adopted by the Board of Trustees of AMIT as of September 1, 1988; (3) minutes of such meetings of the Board of Trustees and shareholders of AMIT as we have considered relevant for the purposes hereof; (4) Forms 10-Q and 10-K filed by AMIT with the Securities and Exchange Commission for AMIT's fiscal years 1993 through 1997; (5) federal income tax returns, Forms 1120-REIT, filed by AMIT with the Internal Revenue Service (the "Service") for its fiscal years 1993 through 1997; and (6) various documents relating to the assets held by AMIT during the period January 1, 1993 to the present. In rendering this opinion, we have assumed the genuineness of all signatures and the truth and accuracy of the contents of the above-mentioned documents.


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Angeles Mortgage Investment Trust
July 14, 1998
Page 2




     The opinion set forth below is based upon existing law including the Code, Treasury Regulations, other administrative pronouncements and case law, all of which are subject to change either prospectively or retroactively.

     Based upon the review, and assumptions set forth above and the following discussion, and upon a review of such statutes, regulations, cases and other authorities as we have deemed necessary, including authorities not set forth herein, we are of the opinion that AMIT has a reasonable basis for taking the position that it is organized and is operating in conformity with the requirements for qualification as a real estate investment trust for federal income tax purposes.

     We are licensed to practice law only in the State of California. Accordingly, the foregoing opinion applies only as far as the laws of the State of California and federal law may be concerned, and we express no opinion with respect to the laws of any other jurisdiction.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-4 (Registration No. 333-53815) and to the reference to our firm in the Proxy Statement/Prospectus that is a part thereof.


DISCUSSION

     Section 856(a) of the Internal Revenue Code of 1986, as amended (the "Code") defines the term "real estate investment trust" ("REIT") for federal income tax purposes as "a corporation, trust or association" which meets the following requirements: (1) it is managed by one or more trustees or directors;
(2) the beneficial ownership is evidenced by transferable shares or certificates of beneficial interest; (3) it would be taxable as a domestic corporation but for the REIT provisions of the Code; (4) it is neither a "financial institution" nor an "insurance company" for federal income tax purposes; (5) its beneficial ownership is held by 100 or more persons; (6) it is not "closely held" as determined under Code Section 856(h); and (7) it meets the income and, for taxable years beginning on or before August 5, 1997, asset tests of Section 856(c).

     In addition, Code Section 857(a) contains additional requirements for maintaining REIT status. These are: (1) the organization must claim a deduction for dividends paid during a taxable year equal to a specified minimum amount;
(2) for taxable
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Angeles Mortgage Investment Trust
July 14, 1998
Page 3



years beginning on or before August 5, 1997, the organization must comply with Treasury Regulations for the purpose of ascertaining the actual ownership of its outstanding shares; and (3) the organization either must have qualified as a REIT for all taxable years or as of the close of the taxable year, the organization must have no earnings and profits accumulated in any year in which it was not a REIT.

     Finally, Code Section 856(c)(1) requires that either the organization file an election to be taxed as a REIT for the taxable year or that the organization have made such an election for a previous taxable year and such election not have been terminated or revoked.

     AMIT is an unincorporated association organized pursuant to the Declaration of Trust. Section 3.1 of the Declaration of Trust provides that a Board of Trustees is the governing body of AMIT. Section 6.1 of the Declaration of Trust provides that equity ownership in AMIT is evidenced by transferable shares of beneficial interest. Under the terms of the Declaration of Trust, (1) the death, insanity, bankruptcy, retirement, resignation or expulsion of any shareholder will not cause a dissolution of the organization; (2) the Board of Trustees has continuing exclusive authority to make the management decisions necessary to the conduct of AMIT's business; (3) no shareholder is personally liable for the obligations of AMIT; and (4) shares of beneficial interest may be transferred without the consent of other shareholders. Each of these provisions of the Declaration of Trust has been in effect at all times since at least January 1, 1993. Accordingly, we conclude that AMIT is an association (1) managed by one or more trustees and (2) the beneficial ownership of which is evidenced by transferable shares. We also conclude that AMIT possesses a preponderance of the corporate characteristics set forth in Treasury Regulations Section 301.7701-2 and accordingly, that AMIT is properly classified as an association for federal income tax purposes which would be taxable as a domestic corporation but for the REIT provisions of the Code. Moreover, we conclude that each of the requirements for REIT status discussed in this paragraph has been met at all times since at least January 1, 1993.

     The term "financial institution" is now defined in Code Section 582(c)(2) as including any bank, any small business investment company operating under the Small Business Investment Act of 1958, any "business and development corporation" (i.e., a corporation created by or pursuant to an act of a State legislature for purposes of promoting, maintaining and assisting the economy and industry within such state), a mutual savings bank, cooperative bank, domestic building and loan association or other savings institution chartered and supervised as a savings and loan or similar association under federal or state law.


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Angeles Mortgage Investment Trust
July 14, 1998
Page 4




     AMIT's management has represented to us that AMIT has not qualified as any of the categories set forth above of "financial institution" or as an insurance company of any type for federal income tax purposes at any time since January 1, 1993. Accordingly, we conclude that the requirement that AMIT not be a financial institution or insurance company for federal income tax purposes has been satisfied at all times since at least January 1, 1993.

     Code Section 856(b)(1) provides that the requirement that a REIT be beneficially owned by 100 or more persons must be satisfied during at least 335 days of a taxable year of 12 months. Based upon the censuses of shareholders of record which have been taken from time to time by AMIT during the period from January 1, 1993 to the present to comply with federal securities laws, to hold shareholder meetings and to pay dividends, there have been substantially more than 100 shareholders of record of AMIT at all times during this period. Accordingly, assuming that the record holdings of AMIT's shares as determined at the time of the various shareholder censuses conducted from 1993 to date are not substantially different from the beneficial ownership for federal income tax purposes of those shares from 1993 to date, AMIT has satisfied the 100 person beneficial ownership requirement for its taxable years 1993 through 1997 and for 1998 to date.

     An organization which is "closely held" as determined under Code Section 856(h) at any time during its taxable year cannot qualify as a REIT. For this purpose, generally, an organization is closely held if five or fewer individuals hold, directly or indirectly, more than 50% of the value of the organization's shares. Constructive ownership rules of Code Section 544, as modified by Section 856(h), are applied for the purpose of determining indirect ownership. Pursuant to these rules, generally, share ownership by a legal entity is ignored and the entity's shareholders are considered to own their pro rata shares of the shares owned by the entity.

     Accordingly, based solely upon the inquiries and examinations described above, and assuming that beneficial share ownership of AMIT as determined under the rules of Code Section 856(h) does not differ significantly from share ownership as shown on the above-mentioned shareholder censuses, we conclude that AMIT has not been "closely held" for purpose of Code Sections 856(a) and
(h) at any time from January 1, 1993 to the present.


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Angeles Mortgage Investment Trust
July 14, 1998
Page 5


     Code Section 856(c) contains three income tests and three asset tests which must be satisfied for an organization to qualify as a REIT. The three income tests are determined annually, and the asset tests are determined at the close of each quarter of the organization's fiscal year.

     The three gross income requirements that must be satisfied annually are as follows:

          (1) First, at least 75% of AMIT's gross income, excluding gross income from certain dispositions of property held primarily for sale to customers in the ordinary course of a trade or business ("prohibited transactions"), for each taxable year must be derived directly or indirectly from investments relating to real property or loans secured by interests in real property or from certain types of temporary investments.

          (2) Second, at least 95% of AMIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments and from dividends, interest, and gain from the sale or disposition of stock or securities or from any combination of the foregoing.

          (3) Third, for taxable years beginning on or before August 5, 1997, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions, and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of AMIT's gross income (including gross income from prohibited transactions) for each taxable year.

     If AMIT fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will be generally available if (i) AMIT's failure to meet such tests was due to reasonable cause and not due to willful neglect, (ii) AMIT attaches a schedule of the sources of its income to its return, and (iii) any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances AMIT would be entitled to the benefit of these relief provisions. No similar mitigation provision applies to provide relief if the 30% income test is failed, and in such case, AMIT would cease to qualify as a REIT.



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Angeles Mortgage Investment Trust
July 14, 1998
Page 6



     To maintain qualification as a REIT, AMIT must also satisfy three tests relating to the nature of its assets at the close of each quarter of its taxable year as follows:

          (1) First, at least 75% of the value of AMIT's total assets must be represented by real estate assets (i.e., generally, interests in real property and loans secured by interests in real property), cash, cash items, and government securities.

          (2) Second, not more than 25% of AMIT's total assets may be represented by securities other than those in the 75% asset class.

          (3) Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by AMIT may not exceed 5% of the value of AMIT's total assets, and AMIT may not own more than 10% of any one issuer's outstanding voting securities.

     After initially meeting the asset tests at the close of any quarter, AMIT would not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter.

     An analysis of the income and assets of AMIT is made as part of the process of preparing AMIT's annual federal income tax returns. We have not been involved in the preparation and filing of any of AMIT's tax returns. Except as described below, we have conducted no independent review of AMIT's income or assets from the period January 1, 1993 to the present. Accordingly, except as described below, we assume that the determination that AMIT was eligible to file Form 1120-REIT for the years 1993 through 1997 was correct.

     We have examined documents relating to each of the loans owned by AMIT at any time during the period January 1, 1993 to the present. We have attempted to determine in each case whether the loan constituted a "real estate asset" for REIT purposes, and on that basis to determine whether AMIT satisfied the REIT income and asset tests for the period 1993 to the present. In addition, we have examined material relating to AMIT's investment of its liquid assets to determine whether those investments constitute "cash or cash items" for purposes of the REIT tests.


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Angeles Mortgage Investment Trust
July 14, 1998
Page 7

     It should be noted that Code Section 856(c) and the Regulations thereunder provide that the asset tests be based on periodic revaluations of assets, to be performed by the taxpayer in accordance with generally accepted accounting principles. We have not made an independent determination of whether AMIT's method of valuing its assets during the period January 1, 1993 to the present is in conformity with these requirements, and the opinion expressed herein assumes that AMIT's method of valuing its assets does satisfy these requirements.

     As a result of our investigation, we have determined that AMIT's ability to satisfy the REIT income and asset tests depends on resolution of the following issues:

          (1) Whether loans which are secured by partnership interests in partnerships which own real property, rather than being secured by direct interests in real property, constitute "real estate assets."

          (2) Whether a loan which was secured by a partnership interest in a partnership which held non-secured loans, a loan secured by real property and a parcel of real property constitutes a "real estate asset" in whole or in part.

          (3) Whether AMIT's temporary investments of cash in a money market mutual fund which holds U.S. government securities and cash constitutes a "cash item."

          (4) Whether income realized by AMIT as a result of a settlement of claims may be excluded for purposes of the 95% and 75% income tests.

          (5) Whether amounts paid by IPT to defray certain of AMIT's expenses in connection with the proposed merger may be excluded for purposes of the 95% and 75% income tests.

     For purposes of the income and assets tests of Section 856(c), the term "real estate assets" is defined to mean, in pertinent part, "real property (including interests in real property and interests in mortgage on real property) and shares (or transferrable certificates of beneficial interests) in other real estate investment trusts which meet the requirements of this part." The term "interests in real property" is in turn defined to include, "fee ownership and co-ownership of land or improvements thereon, leaseholds of land or improvements thereon, options to acquire land or improvements thereon, and options to acquire leaseholds of land or improvements thereon, but does not include mineral, oil, or gas royalty interests." Treasury Regulations Section 1.856-3(b)(1) states that the term "mortgages on real property" includes deeds of trust on real property.

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Angeles Mortgage Investment Trust
July 14, 1998
Page 8

     During the period from January 1, 1993 to the present, AMIT has held certain loans which were secured by interests in partnerships rather than by mortgages or deeds of trust on real property. These loans include a $6,000,000 loan to The Arrowhead Joint Venture, which was increased to a loan of $9,004,000 in 1996 and thereafter secured by a deed of trust on real property, and has been carried on the books of AMIT at full value, and a $1,720,000 loan to Rolling Greens Communities Limited, which was carried on AMIT's books at $975,000 during 1993 and written down to $305,000 in 1994. This loan was subsequently converted into an equity interest in the borrower.

     Generally, an interest in the partnership is personal, not real, property. However, in two private letter rulings, the Service has held that a loan secured by an interest in a partnership which in turn owns an interest in real property, will be treated as a real estate asset for purposes of the REIT income and asset tests. Where the partnership held both real property and other assets, the Service held that an apportionment of the loan was necessary for purposes of the 75% income and asset tests. These rulings, although not constituting legal precedent, are based on Treasury Regulations Section 1.856-3(g), which provides that a REIT which is a partner in a partnership will be deemed to own its proportionate share of each of the assets of the partnership and deemed to be entitled to the income of the partnership attributable to such share. We are unaware of any rulings from the Service which take a contrary position. Accordingly, we have concluded that AMIT has a reasonable basis for treating the Lake Arrowhead and Rolling Greens loans as real estate assets for purposes of the REIT income and asset tests. We have not obtained balance sheets or other information concerning the assets of these two partnerships. However, AMIT's management has represented to us that substantially all of the value of the assets of both partnerships consists of real property and accordingly, in our analysis, we have treated 100% of each of these loans as real estate assets.

     In 1990, AMIT established a line of credit in the amount of $10,000,000 for Angeles Corp. (the "Angeles Loan"). At that time, Angeles Corp. was affiliated with AMIT by virtue of having common directors and trustees, indirectly owning all of AMIT's Class B shares and owning 17% of AMIT's Class A shares and wholly-owning Angeles Funding Corp., which at that time was AMIT's investment advisor and manager. In addition, Angeles Corp. controlled various real estate partnerships which were the obligors on most of AMIT's loan portfolio. At the time the Angeles Loan was funded, an officer of Angeles Corp. and trustee of AMIT represented to AMIT's Board of Trustees that the loan


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Angeles Mortgage Investment Trust
July 14, 1998
Page 9

would be secured by direct or indirect interests in real property. AMIT and Angeles entered into a Security Agreement providing that the loan would be secured by notes and receivables of Angeles Corp. to be described on an Exhibit
A. It appears that such Exhibit A was never completed. In November 1992, AMIT and Angeles entered into an Amendment to the Security Agreement pursuant to which AMIT approved the contribution by Angeles of the notes and receivables which purportedly constituted security for the Angeles Loan to a new limited partnership called Angeles Acceptance Pool L.P. ("AAP"), and AMIT accepted a security interest in Angeles's limited partnership interest in AAP.

     Because AAP held real property, a real property-secured loan and other assets, the Angeles Loan must be apportioned for purposes of the 75% income and asset tests, on the basis of the relative values, from time to time, of AAP's real estate assets and its other assets. Moreover, because the Angeles Loan constitutes a "security" for purposes of the 5% asset test, if that portion of the Angeles Loan which does not constitute a real estate asset exceeds 5% of the value of AMIT's assets at the end of any quarter, AMIT would not qualify as a REIT for the year that includes such quarter. We have not obtained balance sheets or other information concerning the income or assets of AAP. AMIT's management, however, has shown us informal analyses of AAP's assets. The relative values of AAP's real estate assets and other assets in those analyses varies widely.

     The Angeles Loan was originally carried on AMIT's books at $10,000,000, but in late 1992 was written down to $4,255,000. It remained on AMIT's books at this amount until April 14, 1995 when a settlement of various claims between AMIT and Angeles Corp. was entered into. Pursuant to that settlement, Angeles Corp. issued a new note, once again secured by its partnership interest in AAP, in the amount of $6,100,000 (the "New Angeles Note"). During 1995, the New Angeles Note was paid down to $3,450,000, and during 1997, it was paid off. As noted above, there have been varying analyses of the relative value of AAP's real estate assets and other assets. Based on the analysis which provides the most favorable value of AAP's real estate assets, the portion of the Angeles Loan which would not constitute a real estate asset, and would therefore be a "security" for purposes of the 5% test, is less than 5% of the total value of AMIT's assets for each quarter of the years in question.

     During the years in question, AMIT has placed its liquid assets in the Monarch Fund (the "Fund"). The Fund is a money market mutual fund which holds cash and a portfolio of U.S. Treasury securities. The amount which AMIT has deposited in the Fund varies, but on occasion, following the repayment of a loan, AMIT has maintained substantial balances in the Fund. The


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Angeles Mortgage Investment Trust
July 14, 1998
Page 10

maximum amount which AMIT had deposited in the Fund at the end of any fiscal quarter during the years in question was $9,035,886 on December 31, 1996.

     If the balance AMIT has on deposit with the Fund constitutes a "cash item," then such balance will count toward satisfying the 75% asset test. On the other hand, if AMIT's balance in the Fund does not constitute a "cash item," then the balance will not count toward satisfying the 75% asset test. Moreover, in such case, because AMIT's balance in the Fund would then also constitute a "security" for purposes of the 5% asset test, it could cause AMIT to fail to satisfy the 5% asset test.

     Neither the Code nor the Regulations defines the term "cash items." However, the Service has issued a number of published and private rulings relating to this term as it is used either in Code Section 856 or Code Section 851 relating to regulated investment companies. We have discovered no rulings or other authorities dealing with an investment similar to the Fund. In Revenue Ruling 72-171, 1972-1 C.B. 208, the Service indicated that the terms "cash" and "cash items" are synonymous, and adopted as a definition, "cash on hand, and time or demand deposits with, or withdrawable accounts in, other financial institutions." In Revenue Ruling 77-199, 1977-1 C.B. 195, the Service referred to the definition of cash promulgated by the Securities and Exchange Commission in Regulation S-X, which is "cash on hand and demand deposits." Under these definitions, an interest in the Fund would not constitute a cash item.

     Code Section 856(c)(6)(d) provides that terms not otherwise defined in
Section 856, such as "cash items," shall have the same meaning as when used in the Investment Company Act of 1940, as amended (the "1940 Act"). The 1940 Act does not itself contain a definition of cash or cash items. In a Magistrate's findings and recommendation and order in Cone Mills Corporation v. Western Pacific Industries, Inc. (N.D.N.C. 1983), a Magistrate found that whether certificates of deposit, banker's acceptances, money market funds, and commercial paper constitute cash items or investment securities under the 1940 Act depends on the purpose for which such interests are held, the circumstances under which they were acquired, the length of the period for which they are held, the amount held in comparison with a company's other assets, and other circumstances. Applying this test to AMIT, we believe that interests in the Fund should be treated as cash items. In addition, we note that in common practice and practical effect, a money market mutual fund such as the Fund is the equivalent of cash. Accordingly, while the question is not free from doubt, we conclude AMIT has a reasonable basis for taking the position that its deposits from time to time with the Fund constitute cash items for purposes of
Section 856.


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Angeles Mortgage Investment Trust
July 14, 1998
Page 11


     On April 14, 1995, an agreement settling various claims between AMIT and Angeles Corp. was closed. In the settlement, the original Angeles Loan was cancelled, and AMIT received cash, the New Angeles Note in the amount of $6.1 million, and other consideration. The Angeles Corp. settlement was a settlement of numerous claims of different types between the parties. The REIT provisions of the Code, and the Regulations thereunder, do not provide guidance for the analysis of litigation settlements for purposes of the REIT income and asset tests. Nevertheless, the Service has held, in a series of published and private rulings, that while amounts received by a REIT or a regulated investment company must be included in gross income for tax purposes, such settlement amounts may be excluded from income for purposes of the REIT or regulated investment company income tests. On its 1995 tax return, AMIT included cancellation of indebtedness income realized upon the Angeles Corp. settlement in its gross income, but excluded such cancellation of indebtedness income for purposes of determining whether it satisfied the 95% and 75% income tests. If such income must be included for purposes of these tests, AMIT would not have satisfied either test for 1995. Although each settlement must be analyzed on the basis of its unique facts and circumstances, we believe that there is a reasonable basis for excluding income realized from the Angeles Corp. settlement for purposes of the 95% and 75% income tests.

     As provided in letter agreement dated April 3, 1998, during 1997 and 1998, IPT has paid the costs of AMIT's counsel and certain other expenses relating to the proposed merger. The amount of such payments was approximately $1,000,000 for 1997. Additional amounts have been paid during 1998, but AMIT's management believes that, through June 30, 1998, the amount of such payments was less than $100,000. The proper treatment of these payments under the REIT tax provisions of the Code is unclear. If such payments constitute gross income to AMIT, and if such payments further must be included in income for purposes of determining whether it satisfies the 95% and 75% income tests for 1997, AMIT would fail to satisfy the 95% income test, although it would satisfy the 75% income test. AMIT and IPT have both taken the position that the 1997 payments are not gross income to AMIT, but are simply expenses of IPT connected with the merger. Even if such payments are gross income to AMIT, based upon the rationale discussed above for excluding certain settlement payments from income for purposes of the REIT income tests, AMIT has a reasonable basis for excluding such payments from AMIT's income for purposes of the 95% and 75% income tests.

     Accordingly, we have concluded that AMIT has a reasonable basis for taking the position that it has satisfied the income and asset tests for the years 1993 through 1997.


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Angeles Mortgage Investment Trust
July 14, 1998
Page 12




     We have compared AMIT's dividend history for the period 1993 to date with its taxable income as shown on its tax returns for the same period, and based on such comparison conclude that AMIT has satisfied the dividends paid deduction requirement of Code Section 857(a)(1) for each of such years. We can express no opinion with regard to AMIT's satisfaction of this requirement for taxable year 1998 since the year has not yet concluded.

     According to AMIT's annual reports, it has filed as a REIT for federal income tax purposes for 1988 and all subsequent taxable years. Accordingly, assuming it has satisfied the other requirements for REIT status discussed herein for at least its 1987 and subsequent taxable years, the requirement of Code Section 857(a)(3) has been satisfied from 1993 to date since it has qualified as a REIT for all taxable years since its inception.

     A REIT election is made by filing Form 1120-REIT on a timely basis. AMIT's records indicate that it has filed timely Form 1120-REIT for its taxable years 1993 through 1997. Its eligibility to file such forms has not been challenged by the Service to date. Accordingly, assuming that AMIT timely files Form 1120-REIT, or its equivalent, for taxable year 1998, AMIT will satisfy the election requirement of Code Section 856(c)(1) for the years 1993 through 1998.

     Code Section 857(a)(2) required for taxable years beginning on or before August 5, 1997, that a real estate investment trust comply with "regulations prescribed by the Secretary for the purpose of ascertaining the actual ownership of the outstanding shares . . . of such trust." Pursuant to this provision, Section 1.857-8 of the Regulations requires a REIT to demand written statements from certain shareholders of record on any dividend record date within 30 days after the close of the REIT's taxable year. Although AMIT had no dividend record dates during 1994 and 1995, AMIT nevertheless timely sent out such written demands based on shareholder censuses taken during those years. Accordingly, we conclude that AMIT has satisfied the Section 857(a)(2) shareholder demand requirement for years 1993 through 1997.

     We note that AMIT's qualification, or failure to qualify, as a REIT for federal income tax purposes for the years 1993 through 1996 will have no impact on AMIT's liability for federal income taxes for those years. According to AMIT's tax returns as filed for the years in question, and its audited financial statements for those years, AMIT either sustained losses or had sufficient net operating loss carryovers to offset any current income in each of those years. For 1997, if AMIT failed to qualify as a


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Angeles Mortgage Investment Trust
July 14, 1998
Page 13

REIT, it would have had taxable income of approximately $460,000 and would have been subject to federal income tax on that income. AMIT anticipates substantial taxable income for 1998. In addition to exposure to federal income tax liability, the significance of a possible failure by AMIT to qualify as a REIT in any of the years in question is that, as provided in Code Section 856(g)(3), if an organization's election to be taxed as a REIT has been terminated due to failure to meet the REIT qualification tests in any year, then except as provided in Section 856(g)(4), the organization is not eligible to make an election to be taxed as a REIT for any taxable year prior to the fifth taxable year which begins after the first taxable year for which the termination is effective. Thus, for example, if AMIT failed to meet the requirements for a REIT for its 1994 tax year, it would not be eligible to elect REIT tax treatment prior to its 1999 tax year.

     Code Section 856(g)(4) provides that, if an organization's REIT election is terminated due to its failure to satisfy the REIT tax requirements, Section 856(g)(3) shall not apply, and the organization may re-elect to be taxed as a REIT in its next taxable year if (1) the organization did not willfully fail to timely file an income tax return for the year in which the termination occurs,
(2) inclusion of any incorrect information in such return is not due to fraud with intent to evade tax, and (3) the organization establishes to the satisfaction of the Service that its failure to qualify as a REIT "is due to reasonable cause and not due to willful neglect." Although the reasonable cause standard is a flexible one, and each case must be decided on its own facts, based upon our review of AMIT's operations for the years 1993 to the present, we believe that if it is determined that AMIT failed to satisfy the REIT requirements for any of these years, relief under Code Section 856(g)(4) would be available to it, so that it would be eligible to re-elect REIT status in any year subsequent to the year in which the termination occurred.


                                     Very truly yours,

                                     /s/ GREENBERG GLUSKER FIELDS
                                         CLAMAN & MACHTINGER LLP

                                     GREENBERG GLUSKER FIELDS
                                     CLAMAN & MACHTINGER LLP